FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 07 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: 'Restructuring Update'  dated 28 January 2005


NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES



28 January 2005

British Energy Group plc

Completion of planned capital reduction

British Energy Group plc (the "Company") confirms that its capital reduction, carried out as part of the restructuring of the British Energy group, became effective on 26 January 2005 and accordingly, all its share premium account has been cancelled.


As detailed in the Company's prospectus dated 29 November 2004, this capital reduction eliminates the deficit in the distributable reserves of the Company which arose as a result of the restructuring. This provides distributable reserves for the Company. The Company's dividend policy is set out in the prospectus and provides that the earliest period for which a dividend may be declared is the financial year ended 31 March 2007.


This capital reduction will not affect the number of ordinary shares in issue and admitted to the Official List.



Contact:


Andrew Dowler            020 7831 3113                (Media Enquiries)
John Searles             01506 408 715                (Investor Relations)








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 07 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations

7 February 2005